UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 6, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

Change in beneficial ownership due to internal restructuring

Westonaria, 5 January 2015: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) wishes to advise shareholders that in accordance with section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Sibanye Gold has received notification from Gold One International Limited ("GOIL") that due to internal restructuring GOIL has disposed of its entire 19.82% holding in the total issued ordinary shares of the Company to Gold One South Africa (Proprietary) Limited.

ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 6, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer